Exhibit 99.1
VIA SEDAR

May 11, 2015

To the securities regulatory authorities
of each of the Provinces of Canada
Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 — Continuous Disclosure Obligations ("NI 51-102")
Following the annual and special meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation") held on May 8, 2015 (the "Meeting"), and in accordance with Section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result
1.	Election of Directors:	●
The nominees proposed by management were elected by a majority of shareholders on a show of hands. The Corporation received proxies with regard to voting on the six directors nominated for election as set forth in the table below:

Nominee	Votes for	(%)	Votes Withheld	(%)
Marcel Aubut	18,128,464	94.07	1,141,916	5.93
David A. Dodd	18,080,446	93.83	1,189,934	6.17
Carolyn Egbert	18,154,579	94.21	1,115,801	5.79
Juergen Ernst	17,913,295	92.96	1,357,085	7.04
Pierre Lapalme	18,123,537	94.05	1,146,843	5.95
Gérard Limoges	18,149,458	94.18	1,120,922	5.82

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors:	●	PricewaterhouseCoopers LLP were appointed as the Corporation's auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.
3.	A special resolution to authorize and approve the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation:	●
The resolution described at item 3 hereof authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation was approved by 81.08% of the Corporation's shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,
Yours truly,

(Signed)
Philip A. Theodore
Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary